SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment #1)
Under the Securities and Exchange Act of 1934

meVC Draper Fisher Jurvetson Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55271E105
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.

















ITEM 1	Security and Issuer
		Common Stock
		meVC Draper Fisher Jurvetson Fund
		meVC Advisors, Inc.
		901 Folsom Street, Suite 101
		San Francisco, CA   94107
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of MVC on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
a)  KIM has purchased Shares for investment purposes.  Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of MVC fit the investment guidelines for various Accounts.  Shares have been acquired
since  October 31, 2000.
b)  Although originally purchased for investment purposes only, concerns regarding the fund?s large fee compensation, large cash holdings and the market price?s wide discount to net asset value prompted KIM to approach management.  During April of 2002
KIM conversed with management several times, via phone and
e-mail, regarding our concerns.  On June 21, the Fund contacted
KIM to inform us of a press release from June 20 regarding the resignation of meVC Advisors.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 452,191 shares, which represents 2.74% of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan presently owns 3350 shares purchased on December 20, 2000 at $9.94 (500 shares), January 17, 2001 at $11.69
(100 shares), February 7 and 8 at $11.68 (900 shares), March 16 at
$10.80 (200 shares), March 22 at $9.97 (100 shares), March 23 at $10.63
(50 shares), March 27 at $10.46 (300 shares), March 28 at $10.20 (100 shares), April 30 at $11.30 (200 shares), May 2 at $11.05 (50 shares),
September 21 at $9.60, January 9 and 10, 2002 at $9.94 (100 shares),
January 11 at $9.82 (100 shares), January 14 at $9.80 (50 shares), January
15 at $9.76 (50 shares), January 16 at $9.56 (50 shares), January 17 at
$9.61 (100 shares), January 18 at $9.60 (200 shares), January 29 at $9.47
(50 shares), and May 5 at $8.85 (50 shares). George W. Karpus presently owns 2275 shares purchased on December 28, 2001 at $9.88 (1000 shares), January 10, 2002 at $9.93 (50 shares), January 15 at $9.76 (50 shares), January 18 at $9.61 (100 shares), January 29 at $9.47 (50 shares), February 20 and 21 at $8.83 (1000 shares), and March 21 at $8.94 (25 shares). None of the other Principles of KIM presently owns shares of MVC.
       b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
5/2/2002
125
9.42

6/7/2002
-1350
9.31
5/10/2002
4780
9.41

6/10/2002
3131
9.26
5/13/2002
1600
9.41

6/11/2002
100
9.29
5/14/2002
500
9.43

6/19/2002
1400
9.17
5/16/2002
2500
9.43

6/20/2002
1625
9.15
5/17/2002
300
9.42

6/24/2002
2850
8.76
5/21/2002
150
9.3

6/24/2002
-2100
8.75
5/24/2002
-2575
9.34

6/26/2002
-800
8.55
5/24/2002
1225
9.35

6/26/2002
500
8.55
5/28/2002
-200
9.34

6/27/2002
2500
8.53
5/31/2002
-300
9.39

6/28/2002
-950
8.48
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of MVC Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.




Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



July 9, 2002 			     	   By:________________________
      Date						   Signature
					   	George W. Karpus, President
          Name/Title